UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

October 31, 2000

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [ X ]             Form 40-F     [    ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

Creo Products Inc.
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.Creo.com

FOR IMMEDIATE RELEASE

CREO PRODUCTS INCREASES INVESTMENT IN PRINTCAFE
Joins New printCafe Investors HarbourVest Partners and
Weiss, Peck & Greer, LLC in US$62.5 Million Round

Vancouver, BC, CANADA (31 October, 2000) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE)
('Creo') has today completed an investment in printCafe, Inc. ('printCafe'), part of a US$62.5 million private placement by printCafe. printCafe™ is a leading provider of business-to-business
eCommerce and eProduction solutions for the printing and publishing industry.

Both existing and new investors participated in the private placement. Two new investors include
HarbourVest Partners, LLC of Boston, MA and Weiss, Peck & Greer, LLC. Existing investor Mellon
Ventures, Inc. (NYSE: MEL) also participated in the private placement. Creo invested US$32 million in a combination of cash and stock. The net proceeds from this offering will be used to repay outstanding debt, for working capital, and for general corporate purposes.

"This is a strategic investment for Creo. We believe that printCafe is the only integrated eCommerce and eProduction solution in the printing industry that provides value to print buyers, printers and print industry suppliers," said Mark Dance, Executive Vice President, Creo Products Inc. and President of
CreoScitex. "printCafe's products are an important part of our digital solutions and we look forward to continuing to sell printCafe's services through our sales force."

printCafe provides a comprehensive suite of business management software solutions for both buyers and suppliers in the print and publishing industry. printCafe integrates the most widely used print management systems with a powerful eCommerce engine that enables users to optimize the way they do business. This includes being able to specify any type of print project, obtain estimates, manage B2B transactions, monitor ERP information, set up all stages of the production process, and track the status of a project in real time. Users can also manage invoicing and report on a broad range of performance summaries and analyses. Services and applications are designed for a wide range of print projects from complex magazines and books to smaller projects such as collateral materials and business cards.

More than 7,000 print buyers and printing facilities worldwide, including 19 of the 25 largest publications and commercial printers in North America use printCafe's software applications. In addition, more than 430 companies have generated or responded to print RFQs using printCafe's
eCommerce solution since it was introduced in spring 2000.

###

About Creo
Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo
Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock
Exchange. www.creo.com
Creo, the Creo logo, CreoScitex, and the CreoScitex logo, are registered trademarks or trademarks of Creo Products
Inc. Other products may be the registered trademarks or trademarks of their respective companies.

Contacts:
Tracy Rawa
Investor Relations
Creo Products Inc.
Tel: +1-604-451-2700
Email: IR@creo.com

Contacts:
Rochelle van Halm
Media Relations
Creo Products Inc.
Tel: +1-604-451-2700
Email: rochelle_van_halm@creoscitex.com www.creo.com